Exhibit 99.1

European Investment Bank and Materialise to Sign Finance Contract to Support Ongoing R&D Programs

Leuven, Belgium – December 20, 2017. Today, the European Investment Bank (EIB) and Materialise entered into a finance contract to support Materialise’s ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to EUR 35,000,000 drawable in two tranches. The first can not exceed EUR 25,000,000 and can be drawn during the first year of the contract. The second tranche can be drawn during the second year of the contract, subject to a specified debt ratio being met. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches.

Loans under the contract will be made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The margin is initially equal to 1.86% and varies in function of certain EBITDA levels and debt ratios.

The contract contains customary securities, covenants and undertakings.

About Materialise

Materialise incorporates 27 years of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Press contact:

Kristof Sehmke

Email: press@materialise.com

Twitter: @MaterialiseNV

Visit: www.materialise.com